REDSTONE LITERARY AGENTS INC.
                           1842 East Campo Bello Drive
                                Phoenix, AZ 85022
                 Telephone (602)867-0160 Facsimile (602)865-7313
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                                                                January 24, 2012

Mr. Scott Anderegg
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Redstone Literary Agents Inc.
     Amendment No. 6 to Registration Statement on Form S-1
     Filed January 9, 2012
     File No. 333-173164

Dear Mr. Anderegg,

This letter shall serve as the request of Redstone Literary Agents Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, January 27, 2012, 4:00PM EST, or the soonest ttpracticable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We further acknowledge the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,


/s/ Mary S. Wolf
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Mary S. Wolf
CEO & Director